October 27, 2006

Securities and Exchange Commission
Attn: Raquel Howard, Staff Accountant
Division of Corporation Finance
100 F Street NE
Mail Stop 3561
Washington, D.C. 20549

Re:	Standard Drilling, Inc.

Item 4.01 Form 8-K

Filed October 17, 2006

File No. 0-51569

Dear Ms. Howard:

Set forth below are the responses of Standard Drilling, Inc., a Nevada corporation, (“Standard Drilling,” the “Company,” “we” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 20, 2006, with respect to Standard Drilling’s Form 8-K filed with the Commission on October 17, 2006, File No. 0-51569 (the “Form 8-K”). For your convenience, the response is prefaced by the exact text of the Staff’s corresponding comment in italicized text. The references to page numbers in the response to the Staff’s comments correspond to the pages in the amendments to the Relevant Filings that the Company is filing today via EDGAR.

1.
We note your statement “During the Company’s two most recent fiscal years, ending December 31, 2004 and 2005,” with respect to your disclosure regarding disagreements with your former accountant. Please revise to also address the subsequent interim period from the date of the last audited financial statements through the date of dismissal of your former independent accountant. See Item 304(a)(1)(iv) of Regulation S-B.

Response:

We have revised the statement to include a reference to the interim period from January 1, 2006 to October 12, 2006, the date of dismissal of our former independent accountant.

2.
We note the second paragraph (a) (ii) of your disclosure. Please revise to state whether the former independent accountant’s reports on your financial statements for either of the past two years contained an adverse opinion or disclaimer of opinion, or were modified as to uncertainty, audit scope, or accounting principles, which would include the uncertainty regarding the ability to continue as a going concern.

Response:

We have revised the statement in the second paragraph (a)(ii) of the disclosure to reference our former independent accountant’s reports for each of the last two years.

3.
Please obtain and file an Exhibit 16 letter from the former accountants stating whether the former accountant agrees with your revised Item 304 disclosures, or the extent to which the accountant does not agree.

Response:

We have included with the Form 8-K/A filed in response to the Staff’s comments an Exhibit 16 letter from our former accountants.

Please direct any questions or comments regarding the foregoing to me at (202) 955-9490.

Sincerely,

/S/ Oliver Pennington
Oliver Pennington
Chief Financial Officer